(a)(5)(A)

Extra Space Storage Inc. PHONE (801) 365-4600 FAX (801) 562-5579 2795 East Cottonwood Parkway, Suite 400 Salt Lake City, Utah 84121 www.extraspace.com

FOR IMMEDIATE RELEASE

EXTRA SPACE STORAGE INC. ANNOUNCES REPURCHASE AT OPTION OF HOLDERS AND

REDEMPTION OF 3.625% EXCHANGEABLE SENIOR NOTES DUE 2027

SALT LAKE CITY, UTAH — MARCH 1, 2012 — Extra Space Storage Inc. (the “Company”) (NYSE: EXR) announced today that holders of the 3.625% Exchangeable Senior Notes due 2027 (CUSIP No. 30225VAA5) (the “Notes”) of its operating partnership, Extra Space Storage LP (the “Operating Partnership”), which are fully and unconditionally guaranteed by the Company, have the right to surrender their Notes for purchase by the Operating Partnership pursuant to their option (the “Put Option”) under the Indenture governing the Notes, dated as of March 27, 2007 (the “Indenture”). The Put Option entitles each holder of the Notes to require the Operating Partnership to purchase all or any part of such holder’s Notes at a purchase price (the “Repurchase Price”) equal to 100% of the principal amount of the Notes on April 1, 2012 (the “Repurchase Date”). Unless the Operating Partnership defaults in making payment of the Repurchase Price, interest on the Notes repurchased will cease to accrue on and after the Repurchase Date.

The opportunity to surrender Notes for purchase pursuant to the Put Option commences today and expires at 5:00 p.m., New York City time, on Thursday, March 29, 2012, which is the second business day immediately preceding the Repurchase Date. Holders may withdraw any Notes previously surrendered for purchase at any time prior to 5:00 p.m., New York City time, on March 30, 2012, which is the business day immediately prior to the Repurchase Date. In order to exercise the Put Option and receive the Repurchase Price, or withdraw Notes previously surrendered, a holder must follow the procedures set forth in the Issuer Repurchase Notice, which is being sent to all registered holders of the Notes.

None of the Company, the Operating Partnership or the Company’s board of directors or employees has made or is making any representation or recommendation as to whether or not any holder should surrender any Notes.

Redemption

In addition, the Company announced today that the Operating Partnership has given notice of its intention to redeem all of its outstanding Notes, pursuant to its option under the Indenture. The redemption date is April 5, 2012 (the “Redemption Date”), and the redemption price is 100% of the principal amount of the Notes plus accrued and unpaid interest thereon to, but excluding, the Redemption Date. As of February 29, 2012, there was approximately $87.7 million aggregate principal amount of the Notes outstanding.

Exchange Rights

In connection with the redemption, holders of the Notes have the right to exchange their Notes on or before 5:00 p.m., New York City time, on April 3, 2012, the second business day immediately prior to the Redemption Date, subject to the terms, conditions and adjustments set forth in the Indenture, at an exchange price of approximately $23.20 per share and an exchange rate of approximately 43.1091 shares of the Company’s common stock per $1,000 principal amount of the Notes surrendered. The Notes surrendered for exchange may be settled in cash or a combination of cash and stock, subject to the determination of the Operating Partnership. Notes that have been surrendered pursuant to the Put Option may be exchanged only if withdrawn in accordance with the terms of the Indenture and the Issuer Repurchase Notice.

Pursuant to the terms of the Indenture, holders of record as of March 15, 2012 who wish to exchange their Notes rather than surrender them pursuant to the Put Option or have them redeemed, must exchange their Notes after 5:00 p.m., New York City time, on April 1, 2012, but before 5:00 p.m., New York City time, on April 3, 2012 in order to receive the regularly scheduled April 1, 2012 interest payment. Holders of record as of March 15, 2012 will not be entitled to the regularly scheduled April 1, 2012 interest payment if they surrender their Notes for exchange prior to 5:00 p.m., New York City time, on April 1, 2012. Notes not surrendered pursuant to the Put Option prior to 5:00 p.m., New York City time, on March 29, 2012, or for exchange prior to 5:00 p.m., New York City time, on April 3, 2012, will be redeemed by the Company on the Redemption Date.

Additional Information

Wells Fargo Bank, N.A., the Trustee, Paying Agent and Exchange Agent for the Notes, is sending an Issuer Repurchase Notice and Notice of Redemption to all registered holders. In addition, the Company and the Operating Partnership will file the Issuer Repurchase Notice with a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission today. Additional information relating to the procedure for the surrender, exchange and/or redemption of the Notes may be obtained from Wells Fargo Bank, N.A. by calling (800) 344-5128.

About Extra Space Storage Inc.

Extra Space Storage Inc., headquartered in Salt Lake City, Utah, is a fully integrated, self-administered and self-managed real estate investment trust that owns and/or operates 882 self-storage properties in 34 states and Washington, D.C.  The Company’s properties comprise approximately 585,000 units and approximately 64 million square feet of rentable space, offering customers conveniently located and secure storage solutions, including business storage.  The Company is the second largest owner and/or operator of self-storage properties in the United States and is the largest self-storage management company in the United States.

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